# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Americas Gold & Silver Corp, CIK 0001286973
CUSIP: 03062D100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 145 KING ST. W., SUITE 2870, Toronto, Ontario Canada (A6), M5H 1J8
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Mark Mandel, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), 10018, (212) 626-4100

## Reporting persons
- Sprott Eric (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 193,104; shared voting power 48,960,836; sole dispositive power 193,104; shared dispositive power 48,960,836; aggregate amount beneficially owned 49,153,940 (17.96% of the class)
  Comment: 1 Includes (i) 46,908,000 Common Shares of Americas Gold & Silver Corp (the "Issuer") held of record by Sprott Mining Inc. ("Sprott Mining"), a wholly-owned subsidiary of 2176423 Ontario Ltd. ("2176423 Ontario"), (ii) 2,052,836 Common Shares of the Issuer held of record by 2176423 Ontario. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario. Eric Sprott controls Sprott Mining and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.
  
  2 The percentage set forth in Row 13 of this Cover Page is calculated based on 273,629,603 Common Shares outstanding (the "Common Shares Outstanding"), as reported by the Issuer on Exhibit 99.2 to its Form 6-K filed with the SEC on November 10, 2025 (the "November 10 Form 6-K").
- 2176423 Ontario Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 48,960,836; sole dispositive power 0; shared dispositive power 48,960,836; aggregate amount beneficially owned 48,960,836 (17.89% of the class)
  Comment: 3 Includes 46,908,000 Common Shares of the Issuer held of record by Sprott Mining, a wholly-owned subsidiary of 2176423 Ontario.
  
  4 The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding, as reported by the Issuer on its November 10 Form 6-K.
- Sprott Mining Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 46,908,000; sole dispositive power 0; shared dispositive power 46,908,000; aggregate amount beneficially owned 46,908,000 (17.14% of the class)
  Comment: 5 The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding, as reported by the Issuer on its November 10 Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Americas Gold & Silver Corp
Address of issuer's principal executive offices: 145 KING ST. W., SUITE 2870, Toronto, Ontario Canada (A6), M5H 1J8
Comment: This Amendment No. 1 (this "Amendment") is being filed to update the percentage of shares beneficially owned by the Reporting Persons and to supplement Item 4 of the original Statement, and hereby amends and supplements the Statement filed with the SEC on December 23, 2024. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 20, 2025, 2176423 Ontario completed open market purchases of 250,000 shares of Common Stock of the Issuer at an average purchase price per share of $5.41 for combined gross proceeds of approximately $1,351,650. The source of funds for acquiring the Common Stock described herein was the working capital of 2176423 Ontario.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the existing Statement is hereby supplemented as follows:

As of November 24, 2025, 2176423 Ontario has delivered an irrevocable signed subscription agreement to the underwriters representing the Issuer in a potential transaction to subscribe for 900,000 Common Shares for a price per share of $4.00. The Reporting Persons are not aware of any binding agreement having been reached with the Issuer, and there can be no assurance that any such transaction will be agreed or consummated. The Issuer has disclosed that the proposed transaction is subject to certain conditions, including applicable regulatory approvals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information provided on the cover pages to this Amendment is hereby incorporated by reference. As of the close of business on November 20, 2025, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 49,153,940 Common Shares, which represents approximately 17.96% of the 273,629,603 Common Shares outstanding of the Issuer as of November 10, 2025, based on the November 10 Form 6-K.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Amendment are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 3 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 of this Amendment is incorporated by reference into this Item 6.

## Signatures
- Sprott Eric: /s/ Eric Sprott, Eric Sprott (11/24/2025)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott/President (11/24/2025)
- Sprott Mining Inc.: /s/ Eric Sprott, Eric Sprott/President (11/24/2025)